April 9, 2013

United States
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:       Celadon Group, Inc.
     Form 10-K for the Fiscal Year Ended June 30, 2012
     Filed September 7, 2012
     File No. 001-34533

To Whom It May Concern:

We are writing this letter to respond to the comment letter we received dated March 26, 2013 from the commission regarding Celadon Group, Inc. Form 10-K for the Fiscal Year Ended June 30, 2012.

We have acknowledged the request by the commission for the company’s principal accounting officer or controller to sign in his/her individual capacity all future filings.  The company will ensure that such signature be added to future filings.

The company also acknowledges it is responsible for the adequacy and accuracy of disclosures in filings.  Furthermore acknowledging that staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Bobby Peavler
Bobby Peavler
Vice President Accounting
Celadon Group, Inc.